As filed with the Securities and Exchange Commission on June 8, 2004
Registration No. 333-
________________________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM S-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
____________________

MILLENNIUM BIOTECHNOLOGIES GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

22-1558317
(I.R.S. Employer Identification No.)
____________________

665 Martinsville Road, Suite 219, Basking Ridge, NJ 07920, (908) 604-2500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
____________________

Jerry E. Swon,, President
Millennium Biotechnologies Group, Inc.
665 Martinsville Road, Suite 219, Basking Ridge, NJ 07920
(908) 604-2500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications to:
Peter Silverman, Esq.
Silverman Sclar Shin & Byrne PLLC.
381 Park Avenue South, Suite 1601
New York, New York, 10016
(212) 779-8600
Fax (212) 779-8858

Approximate date of proposed sale to the public: From time to time or at one time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 ("Securities Act"), check the following box. ☒

If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $0.001 part value	9,134,848	$0.67	$6,120,348	$ 775.45
Common Stock, $0.001 part value	12,505,879	$0.66	$8,253,880	$ 1,045.77
Total	21,640,727		$14,374,228	$1,821.22

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) under the Securities Act, and based on the average of the bid and asked prices reported on the Over-the-Counter Electronic Bulletin Board on June 3, 2004.

(2) Consists of shares of common stock issuable upon exercise of outstanding warrants to purchase the registrant’s common stock as described in the Prospectus.

(3) The number of shares issuable upon exercise of the warrants are subject to adjustment to prevent dilution resulting from stock splits, stock dividends or similar events as specified in the terms of the warrants. Therefore, pursuant to Rule 416 under the Securities Act, this registration statement also covers such number of additional securities to be offered or issued in connection with exercise of the warrants to prevent dilution resulting from stock splits, stock dividends or similar events.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON THE DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON A DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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The information in this prospectus is not complete and may be amended. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where an offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus Dated June 8, 2004

MILLENNIUM BIOTECHNOLOGIES GROUP, INC.

21,640,727 Shares of Common Stock
__________________________
The Offering:

This prospectus relates to the resale of 21,640,727 shares of common stock, which consist of 12,505,879 shares of common stock issuable upon the exercise of certain outstanding warrants (“Warrants”) and 9,134,848 shares of common stock that are currently outstanding. All of these shares and Warrants were issued and sold pursuant to private placements to the selling stockholders listed on page 9 of this prospectus. We are registering these shares of common stock pursuant to commitments to register the shares with the selling stockholders.
We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders, other than payment of the exercise price of the Warrants.

Our common stock is quoted on the Over-the-Counter Electronic Bulletin Board under the symbol “MBTG.” The 21,640,727 shares of common stock which are being offered by this prospectus represent approximately 40% of our total outstanding equity securities, assuming exercise of the Warrants. Registering such a large percentage of our total outstanding securities may have an adverse effect on the market price for our common stock.. The last reported sale price of our common stock on the OTC Bulletin Board on June 3, 2004 was $0.64 per share.
________________________
Please see the risk factors beginning on page 3 to read about certain factors you should consider before buying shares of common stock.
________________________
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June _, 2004

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PROSPECTUS SUMMARY

In the following summary, we have highlighted information that we believe is the most important about us. However, because this is a summary, it may not contain all information that may be important to you. You should read this entire prospectus, including the information incorporated by reference and the financial data and related notes, before making an investment decision. When used in this prospectus, the terms “we,” “our” and “us” refer to Millennium Biotechnologies Group, Inc and its wholly-owned operating subsidiary, Millennium Biotechnologies, Inc,. and not to the selling stockholders.

ABOUT MILLENNIUM

Millennium has developed and is selling two novel nutritional formulas, RESURGEX® and RESURGEX Plus™, that play an important role as a nutritional adjunct to the medical treatment for certain chronic immuno-compromising debilitating diseases such as Acquired Immune Deficiency Syndrome ("AIDS"), hepatitis and cancer. Those infected with AIDS/HIV (Human Immuno-deficiency Virus) and other chronic debilitating diseases present a multitude of medical/nutritional problems, which include weight loss, immune dysfunction, free-radical pathology and loss of energy production. We believe that RESURGEX® and RESURGEX Plus™ are the first multi-component nutritional supplements designed to deal with the multiple nutritional needs of the immuno-compromised individual. Specifically, RESURGEX® and RESURGEX Plus™ have been formulated to address the loss of lean muscle (wasting), nutrient depletion, immune support, mitochondrial dysfunction (energy loss) and oxidative stress (free-radical damage) in individuals undergoing medical treatment for chronic immuno-compromised medical conditions.

Our proprietary formulations combine a unique blend of nutritional components that enable individuals to better tolerate the nutritional concerns of their illness and the side effects brought on by common medication regimes. The pleasant taste of RESURGEX® and RESURGEX Plus™ were designed to promote sustained acceptance under long-term use and, we believe, should have a significant impact on patients' propensity to follow an ongoing regimen of compliance.

In October 2004, we launched an exclusive ingredient product called Defenzyme™ into the retail health food trade market. Defenzyme™ is the first orally effective, vegetarian form of superoxide dismutase- the body’s primary antioxidant defense enzyme. Defenzyme™ was designed to reduce oxidative stress, reduce lactic acid and increase overall antioxidant defense.

Our principal executive offices are located at 665 Martinsville Road, Suite 219, Basking Ridge, NJ 07920 and our telephone number is (908) 604-2500.

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RISK FACTORS

Special Note Regarding Forward-Looking Statements

Certain statements in this document constitute “forwarding-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1995 (collectively, the “Reform Act”). Certain, but not necessarily all, of such forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” or “anticipates” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. All statements other than statements of historical fact, included in this prospectus regarding our financial position, business strategy and plans or objectives for future operations are forward-looking statements. Without limiting the broader description of forward-looking statements above, we specifically note that statements regarding future revenues, our ability to become profitable and product sales and acceptability are all forward-looking in nature.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors, including but not limited to, the risk factors discussed below, which may cause the actual results, performance or achievements of Millennium and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements and other factors referenced in this prospectus. We do not undertake and specifically declines any obligation to publicly release the results of any revisions which may be made to any forward-looking statement to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

The following cautionary statements identify important factors that could cause our actual result to differ materially form those projected in the forward-looking statements made in this Prospectus.

We have a limited operating history in our current business which makes it difficult for you to evaluate our business.

Our only business is conducted by our subsidiary, Millennium which is a company formed in October 2000 with no prior significant operating history. In September 2001 Millennium commenced sales of its first product, RESURGEX®, in January 2002, it commenced sales of its second related product, RESURGEX PLUS™ (formerly called PROSURGEX™) and in October 2003 it commenced sales of its second related product, Defenzyme™. As a new business, we are subject to all risks, expenses, and uncertainties frequently encountered by companies in the new and rapidly evolving markets for nutritional supplements. Any unanticipated expenses, problems, or technical difficulties may result in material delays in our ability to successfully market our current products and or to develop and offer other proposed products. You should consider our prospects based on the risks, expenses and difficulties frequently encountered in the operation of a new business in a rapidly evolving industry characterized by intense competition.

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We have operated at a loss and cannot assure that we will be able to attain profitable operations.

Although we are now generating revenues as a result of our new business, we continue to operate at a loss. During the year ended December 31, 2003 and the three months ended March 31, 2004, we generated revenues of $728,461 and $224,173, respectively from sales of our three products. However, during these periods we realized net losses of $4,927,185 and $1,127,683. We expect to continue incurring operating losses until we are able to derive meaningful revenues from marketing our two products and other products we intend to bring to market. We cannot assure that we will be able to attain profitable operations.

We may require additional funding to maintain our operations and to further develop our business. Our inability to obtain additional financing would have an adverse effect on our business.

Our success depends on our ability to develop a market for our two products and other nutraceutical supplements we intend to bring to market. This means having an adequate advertising and marketing budget and adequate funds to continue to promote our products. Although our revenues have steadily increased since we began marketing our first product in September 2001, our operating expenses are significantly greater than our revenues. We recently obtained gross proceeds of $2,000,000 from a private offering of our securities. We believe that these funds in conjunction with on going operating revenues should be adequate for our operating needs for the next 6 months. If we are not able to raise revenues to a point of positive cash flow, additional equity or debt financings may be needed. We may not be able to raise such funds on terms acceptable to us or at all. Financi ngs may be on terms that are dilutive or potentially dilutive to our stockholders. If sources of financing are insufficient or unavailable, we will be required to modify our operating plans to the extent of available funding or curtain or suspend operations.

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We are dependent upon State Medicaid reimbursements. If we are unable to obtain such approvals in key States, our business may be materially and adversely affected.

We will be dependent upon approval of the RESURGEX® and RESURGEX PLUS™ products and other proposed products for reimbursement by state Medicaid programs. We believe that a large proportion of our proposed market which is comprised of patients whose immune systems have been compromised as a result of chronic and acute viral based infections, may not have the means to afford our current or proposed products. Accordingly, the successful marketing of RESURGEX® and RESURGEX PLUS™ will depend in large part upon support of Medicaid and other organizations that provide reimbursement programs. We will need to obtain approval of these products by various Medicaid state agencies in order that customers will be able to qualify for reimbursement when the products are prescribed by their medical caregivers. Although the products have been reimbursed in the States of New York, Connecticut, New Jersey and Pennsylvania where we have commenced marketing of our products, there can be no assurance that our applications for inclusion of our products in the Medicaid programs of other states will be approved. Failure to obtain such approvals may have a material adverse effect on our future business.

We are subject to significant government regulation.

The packaging, labeling, advertising, promotion, distribution and sale of RESURGEX® and RESURGEX PLUS™ and other products we plan to produce and market are subject to regulation by numerous governmental agencies, the most active of which is the U.S. Food and Drug Administration (the "FDA"), which regulates our products under the Federal Food, Drug and Cosmetic Act (the "FDCA") and regulations promulgated thereunder. Our products are also subject to regulation by, among other regulatory entities, the Consumer Product Safety Commission (the "CPSC"), the U.S. Department of Agriculture (the "USDA") and the Environmental Protection Agency (the "EPA"). Advertising and other forms of promotion and methods of marketing of our products are subject to regulation by the U.S. Federal Trade Commission (the "FTC"), which regulates these activities under the Federal Trade Commission Act (the "FTCA"). The manufacture, labeling and advertising of our products are also regulated by various state and local agencies. Failure to comply with applicable regulatory requirements may result in, among other things, injunctions, product withdrawals, recalls, product seizures, and fines.

Our involvement in defending product liability claims could have a detrimental effect on our operations.
Like other retailers and distributors of products designed for human consumption, we face an inherent risk of exposure to product liability claims in the event that the use of our products results in injury. We may be subjected to various product liability claims, including, among others, that our products include inadequate instructions for use or inadequate warnings concerning possible side effects and interactions with other substances. We carry $5,000,000 of product liability insurance. Thus, any product liabilities exceeding our coverage relating to our products could have a material adverse effect on our business, financial condition and results of operations.

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We face significant competition.

The biotechnology and nutraceutical supplement industries are highly competitive and subject to significant and rapid technological change. Developments by our competitors may render our products obsolete or noncompetitive. Numerous companies compete in our market, many of which have greater size and financial, personnel, distribution and other resources greater than ours. Our principal competition in the distribution channels where we are marketing our current products and where we intend to market other products, comes from a limited number of large nationally known manufacturers and many smaller manufacturers of nutraceutical supplements. In addition, large pharmaceutical companies compete with us on a limited basis in the nutraceutical supplement market. Increased competition from such companies could have a material adverse effect on us because such companies have greater financial and other resources available to them and possess distribution and marketing capabilities far greater than ours. We also face competition in mass market distribution channels from private label nutraceutical supplements offered by health and natural food store chains and drugstore chains. We cannot assure that we will be able to compete.

If we are unable to protect our intellectual property or we infringe on intellectual property of others, our business and financial condition may be materially and adversely affected.

We own all rights to the formulation of RESURGEX® and RESURGEX PLUS™, have a use and compositional patent with respect to RESURGEX® and have filed a use and compositional patent application with respect to RESURGEX PLUS™. We also have a registered trademark for the name "RESURGEX" and have filed for trademark protection of the name “RESURGEX PLUS.” We have been selling RESURGEX PLUS™ under the name PROSURGEX; however, Abbott Laboratories challenged our use of the name. As a result we have agreed to change the name to RESURGEX PLUS™. No assurance can be given that the pending patent or trademark will be issued or that their rights, if issued, and the rights from our existing patent and registered name will afford us adequate protection. In addition, we rely on trade secrets and unpatented proprietary technology. There is no assurance that others may not independently develop the same or similar technology or produce products which provide the same benefits as RESURGEX® and RESURGEX PLUS™ or our other proposed products.

Although we will seek to ensure that our products do not infringe the intellectual property rights of others, there can be no assurance that third parties will not assert intellectual property infringement claims against us. Any infringement claims by third parties against us may have a material adverse effect on our business, financial condition and results of operations.

There are risks associated with management of a changing business.

The proposed development of our business would place significant demands on our administrative, operational, financial and other resources. We expect operating expenses and staffing levels to increase substantially in the future. In particular, we intend to hire a significant number of additional skilled personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract, assimilate or retain additional highly qualified employees in the future. If our revenues do not increase in proportion to our operating expenses, our management systems do not expand to meet increasing demands, we fail to attract, assimilate and retain qualified personnel, or our management otherwise fails to manage our expansion effectively, there would be a material adverse effect on our business, financial condition and operating results.

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Our officers and directors exercise significant control over our affairs, which could result in their taking actions of which other stockholders do not approve.

Our executive officers and directors, and persons affiliated with them, currently control about 31% of our outstanding common stock. These stockholders, if they act together, are able to exercise substantial influence over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of us and might affect the market price of our common stock.

Because our Board can issue common stock without stockholder approval, you could experience substantial dilution.

Our Board of Directors has the authority to issue up to 75,000,000 shares of common stock and to issue options and warrants to purchase shares of our common stock without stockholder approval. As of the date of this prospectus, 59,423,401 shares are issued and outstanding or reserved for issuance. Future issuance of our additional shares of common stock could be at values substantially below the current market price of our common stock and, therefore, could represent substantial dilution to investors in this offering. In addition, our Board could issue large blocks of our common stock to fend off unwanted tender offers or hostile takeovers without further stockholder approval.

Anti-takeover provisions of the Delaware General Corporation Law could discourage a merger or other type of corporate reorganization or a change in control even if they could be favorable to the interests of our stockholders.

The Delaware General Corporation Law contains provisions which may enable our management to retain control and resist a takeover of us. These provisions generally prevent us from engaging in a broad range of business combinations with an owner of 15% or more of our outstanding voting stock for a period of three years from the date that this person acquires his stock. Accordingly, these provisions could discourage or make more difficult a change in control or a merger or other type of corporate reorganization even if they could be favorable to the interests of our stockholders.

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We do not intend to pay cash dividends in the foreseeable future.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our earnings, if any, for use in its business and do not anticipate paying any cash dividends in the foreseeable future. The payment of any future dividends will be at the discretion of our Board of Directors and will depend upon a number of factors, including future earnings, the success of our business activities, our general financial condition and future prospects, general business conditions and such other factors as the Board of Directors may deem relevant.

We cannot assure that there will be a sustained public market for our common stock.

At present, our common stock is quoted on the OTC Bulletin Board and tradable in the over-the-counter market. Our common stock is not traded on a sustained basis or with significant volume. In addition, we currently do not meet the requirements for listing our common stock on NASDAQ or a national securities exchange and we cannot assure if or when our common stock will be listed on such an exchange. For the foregoing reasons, we cannot assure that there will be a significant and sustained public market for the sale of our common stock. Accordingly, if you purchase our common stock, you may be unable to resell it. In the absence of any readily available secondary market for our common stock, you may experience great difficulty in selling your shares at or near the price that you originally paid.

The market price of our common stock may be volatile.

The market price of our common stock may fluctuate significantly in response to the following factors:

  variations in quarterly operating results;

  our announcements of significant contracts, milestones, acquisitions;

  our relationships with other companies or capital commitments;

  additions or departures of key personnel;

  sales of common stock or termination of stock transfer restrictions;

  changes in financial estimates by securities analysts; and

  fluctuations in stock market price and volume.
Our stock price may be adversely affected if a significant amount of shares, primarily those registered herein, are sold in the public market.

As of June 4, 2004, approximately 21,448,511 shares of our common stock, constituted "restricted securities" as defined in Rule 144 under the Securities Act of 1933. In addition, as of June 4, 2004, we had warrants outstanding for the purchase of an aggregate of approximately

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19,550,039 shares of our common stock. 21,640,727 of the issued restricted shares and shares issuable upon exercise of the warrants are registered herein pursuant to agreements between us and the selling stockholders, requiring us to register their shares for resale under the Securities Act. Registration of the shares permits the sale of the shares of common stock in the open market or in privately negotiated transactions without compliance with the requirements of Rule 144. To the extent the exercise price of the warrants is less than the market price of the common stock, the holders of the warrants are likely to exercise them and sell the underlying shares of common stock and to the extent that the exercise price of the warrants are adjusted pursuant to anti-dilution protection, the warrants could be exercisable or convertible for even more shares of common stock. Moreover, we may issue additional shares to raise funding or compensate employees, consultants and/or directors. We are unable to estimate the amount, timing or nature of future sales of outstanding common stock. Sales of substantial amounts of our common stock in the public market could cause the market price for our common stock to decrease. Furthermore, a decline in the price of our common stock would likely impede our ability to raise capital through the issuance of additional shares of common stock or other equity securities.

Our shares are subject to the Penny Stock Reform Act.

   Our shares are subject to the Penny Stock Reform Act of 1990 which may potentially decrease your ability to easily transfer our shares. Broker-dealer practices in connection with transactions in "penny stocks" are regulated. Penny stocks generally are equity securities with a price of less than $5.00. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. As our shares immediately following this offering will likely be subject to such penny stock rules, investors in this offering will in all likelihood find it more difficult to sell their securities.

Because the risk factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

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USE OF PROCEEDS
We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders We believe that proceeds from stockholders exercising some or all of the Warrants will be used for general corporate purposes, including, but not limited to, working capital.

SELLING STOCKHOLDERS

We are registering all 21,640,727 shares of common stock covered by this prospectus on behalf of the selling stockholders named in the table below. We issued the shares and the Warrants exercisable for shares to the selling stockholders in private transactions. We have registered the shares to permit the selling stockholders and their respective transferees, assignees or other successors-in-interest that receive their shares from a selling stockholder to resell the shares, from time to time, when they deem appropriate.

The table below identifies the selling stockholders and other information regarding the beneficial ownership of the common stock held by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by the selling stockholder as of June 4, 2004, based on each selling stockholder's ownership of shares of common stock, and assumes the exercise of any Warrants held by such stockholder. The information in the table reflects the most recent information furnished to us by each identified selling stockholders. By agreement with the selling stockholders who purchased our shares and warrants in a private placement on April 30, 2004 (see “April 2004 Placement” below), we may be obligated to issue additional shares to these stockholders if we sell shares at a price below that paid by these stockholders. In addition, the warrants issued to these stockholders and certain other outstanding warrants are subject to adjustment for anti-dilution protection. As a result, the numbers listed in the second column may change.

The third column lists each selling stockholder's portion, based on agreements with us, of the 21,640,727 shares of common stock being offered by this prospectus. As we stated above, the number of shares that will actually be issued may be more or less than the 21,640,727 shares being offered by this prospectus.

Any selling stockholder may sell all, some or none of its respective shares in this offering. See "How The Shares May Be Distributed" below.

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Selling Shareholder	Common Stock Owned Prior to Offering	Warrants Owned Prior to Offering(1)	Number of Shares Being Offered	Common Stock Owned After Offering
Alpha Capital (a)	2,142,858	1,285,715	2,142,858
Gross Foundation, Inc. (b)	1,071,428	642,857	1,071,428
Whalehaven Funds Ltd. (c)	714,285	428,571	714,285
Greenwich Growth Fund Ltd. (d)	714,285	428,571	714,285
Stonestreet Ltd. Partnership (e)	1,428,573	857,144	1,428,573
Bristol Investment Fund, Ltd. (f)	1,785,715	1,071,429	1,785,715
Wayne Saker (g)	714,285	428,571	714,285
Quines Financial S.A. (h)	714,285	428,571	714,285
Vicsons Ltd. (i)	714,285	428,571	714,285
Penn Footwear (j)	714,285	428,571	714,285
Ellis International Ltd., Inc. (k)	714,285	428,571	714,285
Ronald Kimelman (l)	714,285	428,571	714,285
BL Cubed, LLC (m)	714,285	428,571	714,285
Congregation Mishkan Sholom Inc. (n)	1,428,573	857,144	1,428,573
Ashfield Investments, Inc. (o)	571,428	571,428	571,428
Dalia Silverman	322,197	183,245	208,017	114,180
Veronica Chernis	218,240	118,028	137,057	81,183
Cindy Feiner	66,636	40,115	54,401	12,235
John Shin	36,310	30,596	36,310	0
Dara Sclar	28,295	22,581	28,295	0
Michael Bryne	14,461	12,547	14,461	0
Rochelle Cyrulnik	3,190	3,190	3,190	0
Tom Byrne	6,679	6,679	6,679	0
Trinity Bui	1,451,472	200,000	1,451,472
Mitch Rosenthal	1,932,320	603,125	156,250	603,125
Mark Visosky	426,250	142,500	125,000	142,500
Joel Wishnick	416,250	137,500	125,000	137,500
Richard Cardinale	56,250	18,750	56,250
Howard D. Kollinger	75,000	25,000	75,000
TPB Investments	280,000	140,000	280,000
William S. Jaspersen	75,000	25,000	75,000

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BDB Holdings, Inc.	150,000	50,000	150,000
Mark A. Scott	60,000	20,000	60,000
Lorie R. Torch	100,000	50,000	100,000
Raya Graynik	200,000	100,000	200,000
Brent Talbot	40,000	20,000	60,000
Seymour Sacks	150,000	75,000	150,000
SKB Holdings, Inc.	100,000	50,000	100,000
SLS, Inc. Defined Benefit Pension Plan F/B/O Robert P. Smith	100,000	50,000	100,000
To Be Limited Partnership	280,000	140,000	280,000
Dan S. Meadows	100,000	50,000	100,000
Robert & Yvonne Hutton	100,000	50,000	100,000
Kay S. Silverman Rev. Trust	200,000	100,000	200,000
Ira J. Gaines	60,000	30,000	60,000
Elizabeth Johnston	69,579		69,578
Robert A. Conte	497,208		222,221
Mark A. Soltz	36,179		13,915
John M. Dempsey III	56,423		21,701
Kevin R. McMahon	175,063		67,331
Vincent J. Bocchicchio	100,000	50,000	100,000
Bernard Pane	32,319	10,772	10,772
Elias Meris	40,077	13,359	13,359
All Stars Trust	801,519	400,759	400,759
Michael Arnouse	360,684	180,342	180,342
David DeLucia	37,500	12,500	37,500
James Stewart	100,192	33,398	33,398
Frank Davis	80,102	26,667	26,667
James Foley	200,380	26,717	26,717
Gilda Pignotti	28,627	9,542	9,542
Oceanus Value Fund	469,167	400,000	469,167
Charter Capital, LLC	1,176,472	588,236	588,236
Totals:	26,167,182	13,389,004	21,640,727	1,090,733

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(1) The shares issuable upon exercise of these warrants are included in the numbers in the second and fourth columns of this table. The exercise prices of these warrants range from $0.17 to $2.00 per share.

          [ Footnote disclosure as to beneficial ownership will be added in amendment no. 1 to this registration statement]

The selling stockholders have not been employed by, held office in, or had any other material relationship with us or any of our affiliates within the past three years except as described in the footnotes above.

April 2004 Placement

On April 30, 2004, we closed a private placement to 14 accredited investors for gross proceeds of $2,000,000. The securities sold consisted of an aggregate of 5,714,284 shares of Common Stock, Class A Common Stock Purchase Warrants to purchase an aggregate of 2,857,144 share, and Class B Common Stock Purchase Warrants to purchase an aggregate of 5,714,284 share. The Class A Warrants are exercisable until 240 days after the effective date of this registration statement at a price of $0.45 per share. The Class B Warrants are exercisable until five years after the effective date of this registration statement at a price of $0.75 per share. We paid a 10% finder’s fee and issued warrants to Ashfield Investments Inc. to purchase 571,428 shares at $0.35 per share until five years after the effective date of this registration statement. Pursuant to the Subscription Agreement between us and the investors and the warrants issued to such investors: (i) we have registered the shares of common stock issued to the investors and the shares issuable upon exercise of the Warrants, including the Finder’s warrant, for public sale herein; (ii) we are required to keep the registration statement effective for a period of two years; and (iii) if, subject to certain exceptions, sales of all shares required to be registered cannot be made pursuant to the registration statement for certain periods of time, then we will be required to pay to the investors their pro rata share of .067% ($1,340) of the purchase price for the securities sold in the private offering plus .067% of the purchase price of the warrants actually paid for each day such condition exists.

Pursuant to the Subscription Agreement, we may be obligated to issue additional shares to these investors if we sell shares at a price below $0.35 per share. In addition, the warrants issued to these investors are subject to adjustment for anti-dilution protection, including adjustment for issuances of stock below the exercise price of the warrants.

Pursuant to the Subscription Agreement and the terms of the Warrants issued to the investors, no investor may exercise its Warrants to the extent that the exercise would cause the investor, together with its affiliates, to beneficially own more than 9.99% of the shares of our then outstanding common stock following such exercise. The investor has the right to revoked this restriction upon 61 days prior notice to us. The number of shares in the second and third columns in the table above does not reflect this limitation.

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HOW THE SHARES MAY BE DISTRIBUTED

The selling stockholders may sell their shares of common stock from time to time in various ways and at various prices. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions that may involve crosses or block transactions. Some of the methods by which the selling stockholders may sell the shares include:

  on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
  in the over-the-counter market;
  in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
  ordinary brokerage transactions and transactions in which the broker solicits purchasers;
  privately negotiated transactions;
  block trades in which the broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
  purchases by a broker or dealer as principal and resale by that broker or dealer for the selling stockholder's account under this prospectus;
  sales under Rule 144 rather than by using this prospectus;
  a combination of any of these methods of sale; or
  any other legally permitted method.
Brokers or dealers may receive commissions or discounts from the selling stockholders (or, if the broker-dealer acts as agent for the purchaser of the shares, from that purchaser) in amounts to be negotiated. These commissions may exceed those customary in the types of transactions involved.

We cannot estimate at the present time the amount of commissions or discounts, if any, that will be paid by the selling stockholders in connection with sales of the shares.

The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in sales of the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares of common stock. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

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Under the securities laws of certain states, the shares may be sold in those states only through registered or licensed broker-dealers. In addition, the shares may not be sold unless the shares have been registered or qualified for sale in the relevant state or unless the shares qualify for an exemption from registration or qualification.

We do not know whether any selling stockholder will sell any or all of the shares of common stock registered by the shelf registration statement of which this prospectus forms a part.

We have agreed to pay all fees and expenses incident to the registration of the shares, including certain fees and disbursements of counsel to the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Certain of the selling stockholders have also agreed to indemnify us, our directors, officers, agents and representatives against certain liabilities, including certain liabilities under the Securities Act.

The selling stockholders and other persons participating in the distribution of the shares offered under this prospectus are subject to the applicable requirements of Regulation M promulgated under the Exchange Act in connection with sales of the shares.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus is a part effective for a period of two years or until all the shares registered under the registration statement have been resold, which ever is earlier.

DESCRIPTION OF SECURITIES

The following section does not purport to be complete and is qualified in all respects by reference to the detailed provisions of our amended and restated certificate of incorporation and by-laws, as amended, copies of which have been filed with the Securities and Exchange Commission.

Our authorized capital stock consist of: (1) 500,000 shares of preferred stock, par value $1.00 per share; and (2) 75,000,000 shares of common stock, par value $0.001 per share. As of the date of this prospectus there were outstanding 39,873,362 shares of Common Stock, 65,141shares of Series B Convertible Preferred Stock and 63,000 shares of Series C Cumulative Preferred Stock.

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Common Stock

Shares of our common stock are entitled to one vote per share, either in person or by proxy, on all matters that may be voted upon by the owners of our shares at meetings of our stockholders. There is no provision for cumulative voting with respect to the election of directors by the holders of common stock. Therefore, the holder of more than 50% of our shares of outstanding common stock can, if they choose to do so, elect all of our directors. In this event, the holders of the remaining shares of common stock will not be able to elect any directors.

The holders of common stock:

  have equal rights to dividends from funds legally available therefore, when and if declared by our board of directors, after any requirements with respect to preferential dividends upon the share of any series of Preferred Stock shall have been met;

  are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs; and

  do not have preemptive rights, conversion rights, or redemption of sinking fund provisions.
The outstanding shares of our common stock are duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

Our Board of Directors is empowered, without stockholder approval, to issue shares of preferred stock in series with such voting powers, designations, preferences and relative participating or other special rights and qualifications, limitations or restrictions thereof, as shall be determined from time to time by our Board of Directors.

Dividends. Our convertible series B preferred shares ("Series B") are non-dividend bearing. Our cumulative series C preferred shares ("Series C") are entitled to cumulative cash dividends at the rate of $.65 per share per annum, payable in each year commencing the year after all the shares of Series B are retired.

Conversion. Our Series B preferred shares are convertible into shares of our common stock at any time at the option of the holder and are subject to adjustment in accordance with certain anti-dilution clauses. Our Series C preferred shares are not convertible.

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Voting. The holders of Series B and Series C preferred shares have no voting rights.

Redemption. The Series B preferred shares are redeemable by the holders at a price of $2.00 per share. The Series C preferred shares, together with an amount equal to accrued and unpaid dividends thereon, if any, to the date fixed for redemption, are redeemable by the holders at a price of $10.00 per share; however no Series C preferred shares are redeemable so long as there are any Series B preferred shares outstanding. As a sinking fund for the redemption of the Series B preferred stock (the "Series B Sinking Fund"), we were required to set aside on our books on or before May 20 in each year between 1976 and 1979 a sum sufficient to redeem on June 1 of such year, at the redemption price thereof, the lesser of (i) 25% of the maximum number of Series B preferred shares outstanding at any time and (ii) all of the then outstanding Series B preferred shares. We were required to use any amount in the Series B Sinking Fund on May 20 in each year, to the extent permitted by law, to redeem on the following June 1 such number of shares of Series B Preferred as would exhaust the moneys then in the Series B Sinking Fund; provided, however, that if such moneys did not exceed $10,000, we were permitted, except in the case of the year 1979, but were not required to, make such redemption at the redemption price. If we defaulted in complying with the Series B Sinking Fund requirements and such default continued for at least 90 days, the number of our directors was to increased by four at the first annual meeting of our stockholders held thereafter, and at such meeting and at each subsequent annual meeting until we cured all such defaults, the holders of Series B and Series C preferred shares were to each have the right, voting as separate classes, to elect two of such four additional members of the Board of Directors. When all such defaults shall have been cured, the terms of the additional directors so elected were to immediately terminate. Our current management is unable to determine whether we complied with the foregoing sinking fund provisions back in the late 1970s.

Liquidation. In the event of our voluntary or involuntary liquidation, dissolution or winding up, then (a) before any distribution or payment shall be made to the holders of Series C preferred shares or Common Stock, the holders of the Series B preferred shares will be entitled to receive for each share thereof the sum of $2, and (b) before any distribution or payment shall be made to the holders of Common Stock, the holders of Series C preferred shares will be entitled to receive for each share thereof the sum of $10, plus a sum equal to accrued and unpaid dividends thereon, if any, whether or not earned or declared. Subject to all of the preferential rights of the holders of Preferred Stock on distribution or otherwise, the holders of Common Stock shall be entitled to receive ratably all of our remaining assets.

Dividend

We have not declared or paid, nor do we have any present intention to pay, cash dividends on our common stock. No cash dividends may be declared or paid on our Common Stock if, and as long as, the Series B preferred stock is outstanding or there are unpaid dividends on outstanding shares of Series C preferred stock. No dividends may be declared on the Series C preferred stock if, and as long as, the Series B preferred stock is outstanding. Accordingly, it is unlikely that we will declare any cash dividends in the foreseeable future.

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Warrants

We have issued warrants with varying terms to purchase an aggregate of 19,550,039 shares of our common stock at exercise prices ranging from $0.17 to $2.00 per share.

Anti-Takeover Provisions

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, as amended, which restricts certain business combinations with interested stockholders even if such a combination would be beneficial to all stockholders. In general, Section 203 would require a two-thirds vote of stockholders for any business combination (such as a merger or sale of all or substantially all of our assets) between us and an "interested stockholder" unless such transaction is approved by a majority of the disinterested directors or meets certain other requirements. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of our voting stock. These provisions could deprive stockholders of an opportunity to receive a premium for their common stock as part of a sale of us or may otherwise discourage a potential acquirer from attempting to obtain control of us.

Certificate of Incorporation

Provisions of our Amended and Restated Certificate of Incorporation may make it more difficult for someone to acquire control of us or for our stockholders to remove existing management, and might discourage a third party from offering to acquire us, even if a change in control or in management would be beneficial to our stockholders. For example, our Certificate of Incorporation allows us to issue shares of preferred stock without any vote or further action by our stockholders. Our Board of Directors has the authority to fix and determine the relative rights and preferences of preferred stock. Our Board of Directors also has the authority to issue preferred stock without further stockholder approval. As a result, our Board of Directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock.

LEGAL MATTERS

The validity of the common stock offered in this prospectus has been passed upon by Silverman Sclar Shin & Byrne PLLC, 381 Park Avenue South, Suite 1601, New York, New York 10016. Members and employees of the firm own an aggregate of 279,027 shares and warrants to purchase an aggregate of 413,791 shares.

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EXPERTS

The consolidated financial statements incorporated by reference in this prospectus have been audited by Rosenberg Rich Baker Berman & Company, independent certified public accountants, to the extent and for the periods set forth in the report of such firm incorporated herein by reference and, are incorporated herein in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Securities and Exchange Commission's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Many of our Securities and Exchange Commission filings are also available to the public from the Securities and Exchange Commission's Website at "http://www.sec.gov."

We have filed with the Securities and Exchange Commission a registration statement (which contains this prospectus) on Form S-2 under the Securities Act of 1933. The registration statement relates to the securities offered by the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to us, the common stock and the Warrants. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the Registration Statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the SEC, as described in the preceding paragraph.

INFORMATION INCORPORATED BY REFERENCE

The Commission allows us to “incorporate by reference” the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the following documents:

(a) Our annual report on Form 10-KSB for our fiscal year ended December 31, 2003, File No. 0-03338.

Our quarterly report on Form 10-QSB for the quarterly period ended March 31, 2004, File No. 0-0338.

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In addition, we will deliver a copy of our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003 and our most recent Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2004, without charge, to each person receiving a copy of this prospectus. If you need an additional copy of these documents, or if you would like to receive a copy of the other items referenced above, you may request copies, at no cost, by writing or telephoning us at the following address:

Millennium Biotechnologies Group, Inc.
665 Martinsville Road, Suite 219
Basking Ridge, NJ 07920
Telephone Number (908) 604-2500.

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make offers in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other that the date on the front of those documents.

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No dealer, salesman or any other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The information contained in this Prospectus is current only as of this date.

TABLE OF CONTENTS
Page
Prospectus Summary
About Millennium
Risk Factors
Use of Proceeds
Selling Stockholders
How the Shares May
Be Distributed
Description of Securities
Legal Matters
Experts
Where You Can Find
More Information
Information Incorporated
By Reference

___________________________

21,640,727 SHARES OF
COMMON STOCK

MILLENNIUM BIOTECHNOLOGIES GROUP, INC.

___________________________
PROSPECTUS

____________________________

June ___, 2004

____________________________

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PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

SEC Filing Fees	$1,821
Printing and Engraving Expenses*	$4,000
Accounting Fees and Expenses*	$5,000
Legal Fees and Expenses*	$15,000
Transfer Agent and Registrar Fees*	$3,500
Miscellaneous*	$2,000
Total Expenses*	$31,321

________________________
* Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our Amended and Restated Certificate of Incorporation state that the Company shall indemnify its directors and officers to the maximum extent permitted by Delaware law. Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, permits the Company to indemnify any and all persons, including directors, officers, employees and agents of the Company, whom it shall have power to indemnify under said section (the "Indemnitee") from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for therein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. The Company shall pay in advance of the final disposition of such Indemnitee upon the receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized in the Amended and Restated Certificate of Incorporation.

ITEM 16. EXHIBITS.

Exhibit No.	Description

2.1	Agreement and Plan of Reorganization between the Company, Millennium and the stockholders of Millennium dated July 26, 2001. (2)

4.1	Text of certificate representing our Common Stock

4.2	Certificate of Designations for Series D Convertible Preferred Stock filed July 26, 2001. (1)

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4.3	Form of April 2004 Subscription Agreement by and among the Company and the Investors named therein.

4.4	Form of April 2004 Class A Warrant for Common Stock of the Company.

4.5	Form of April 2004 Class B Warrant for Common Stock of the Company.

4.6	Form of April 2004 Finder's Warrant for Common Stock of the Company.

5.1	Opinion of Silverman Sclar Shin & Byrne PLLC., legal counsel.*

10.1	Agreement and Plan of Reorganization between the Company, Millennium and the Stockholders of Millennium dated July 26, 2001. (1)

10.2	License Agreement with Isocell SA. (1)(3)

10.3	Royalty and Investment Agreement between Millennium and P. Elayne Wishart dated January 11, 2001. (1)

10.4	Royalty and Investment Agreement between Millennium and Jane Swon dated January 11, 2001. (1)

10.5	Royalty and Investment Agreement between Millennium and David Miller dated January 11, 2001. (1)

10.6	Employment Agreement between Millennium and Jerry E. Swon dated April 1, 2001. (1)

10.7	Employment Agreement between Millennium and Bruce Deichl dated April 1, 2001. (1)

21	Subsidiaries of the Company:

23.1	Consent of Rosenberg, Rich, Baker & Berman, independent certified public accountants.

23.2	Consent of Silverman Sclar Shin & Byrne PLLC., legal counsel (included in Exhibit 5.1).*

24.1	Powers of Attorney (included in Signature Pages to this Registration Statement on Form S-2).

______________
*   To be filed by amendment

(1)   Previously filed as an exhibit to the Company's Annual Report on Form 10-KSB for the fiscal year ended July 31, 2001.

(2)   Previously filed as an exhibit to the Company's report on Form 8-K filed on August 10, 2001, and incorporated herein by reference.

(3)   Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Securities and Commission pursuant to the Company's Application requesting Confidential Treatment under Rule 406 of the Securities Act of 1933.

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ITEM 17. UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES
Pursuant to the requirement of the Securities Act of 1933, this Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Basking Ridge, State of New Jersey, on the 3rd day of June, 2004.

MILLENNIUM BIOTECHNOLOGIES GROUP, INC.
(Registrant)

By: /s/ Jerry E. Swon                            ,
Jerry E. Swon,
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated.

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jerry E. Swon acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person in his name, place and stead, in any and all capacities, in connection with the Registrant's Registration Statement on Form S-2 under the Securities Act of 1933, including, without limiting the generality of the foregoing, to sign the Registration Statement in the name and on behalf of the Registrant or on behalf of the undersigned as a director or officer of the Registrant, and any and all amendments or supplements to the Registration Statement, including any and all stickers and post-effective amendments to the Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorney-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ Jerry E. Swon Jerry E. Swon	President, Chairman of the Board, Chief Executive Officer (Principal Executive) and Director	June 3, 2004

/s/ Frank Guarino Frank Guarino	Chief Financial Officer and Chief Accounting Officer	June 4, 2004

/s/ Bruce L. Deichl Bruce L. Deichl	Chief Operating Officer, Secretary and Director	June 4, 2004

/s/ Michael G. Martin	Director	June _4, 2004
Michael G. Martin

David Sargoy.	Director	June __, 2004

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Millennium Biotechnologies Group, Inc.
Form S-2
Index to Exhibits

Exhibit No.	Description

4.3	Form of April 2004 Subscription Agreement by and among the Company and the Investors named therein.

4.4	Form of April 2004 Class A Warrant for Common Stock of the Company.

4.5	Form of April 2004 Class B Warrant for Common Stock of the Company.

4.6	Form of April 2004 Finder's Warrant for Common Stock of the Company.

21	Subsidiaries of the Registrant

23.1	Consent of Rosenberg Rich Baker Berman & Company, independent certified public accountants.